Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pengrowth Energy Trust ("Pengrowth")
2100, 222 – 3rd Avenue S.W.
Calgary, AB  T2P 0B4

2.	Date of Material Change:

July 11, 2010

3.	News Release:

A joint press release disclosing the details summarized in this material change report was issued by Pengrowth and Monterey Exploration Ltd. ("Monterey") on July 12, 2010 and disseminated through the facilities of Marketwire.

4.	Summary of Material Change:

Pengrowth Corporation ("Pengrowth Corp."), the administrator of Pengrowth (PGF.UN-TSX; NYSE-PGH), and Monterey (MXL-TSX) announced that they entered into an arrangement agreement (the "Arrangement Agreement"), a copy of which has been filed on the SEDAR website (www.sedar.com), pursuant to which Pengrowth Corp. will acquire all of the issued and outstanding common shares of Monterey not presently owned by Pengrowth. The transaction is expected to close in mid-September 2010 subject to regulatory, shareholder and court approvals pursuant to a plan of arrangement (the "Arrangement").  Under the terms of the Arrangement, each Monterey shareholder may elect to receive, for each common share of Monterey held, either: (i) 0.8298 of a Pengrowth trust unit; or (ii) 0.8298 of an exchangeable share of Pengrowth Corp., with each exchangeable share being exchangeable for one Pengrowth trust unit. The purchase price is equivalent to approximately $8.30 per common share of Monterey based on the 10-day volume weighted average price of $10.00 per Pengrowth trust unit. The total consideration for the 82 percent of Monterey not currently owned by Pengrowth is approximately $366 million net of transaction costs and option proceeds, and including approximately $30 million of Monterey net debt as at June 30, 2010. Including Pengrowth's existing 18 percent equity interest in Monterey, which Pengrowth acquired at a total cost of $9 million or an average cost of $0.96 per Monterey common share, the total transaction value is approximately $375 million.

5.	Full Description of Material Change:

Pengrowth Corp., the administrator of Pengrowth, and Monterey announced that they entered into the Arrangement Agreement pursuant to which Pengrowth Corp. will acquire all of the issued and outstanding common shares of Monterey not presently owned by Pengrowth. The Arrangement is expected to close in mid-September 2010 subject to regulatory, shareholder and court approvals.  Under the terms of the Arrangement, each Monterey shareholder may elect to receive, for each common share of Monterey held, either: (i) 0.8298 of a Pengrowth trust unit; or (ii) 0.8298 of an exchangeable share of Pengrowth Corp., with each exchangeable share being exchangeable for one Pengrowth trust unit. The purchase price is equivalent to approximately $8.30 per common share of Monterey based on the 10-day volume weighted average price of $10.00 per Pengrowth trust unit. The total consideration for the 82 percent of Monterey not currently owned by

Pengrowth is approximately $366 million net of transaction costs and option proceeds, and including approximately $30 million of Monterey net debt as at June 30, 2010. Including Pengrowth's existing 18 percent equity interest in Monterey, which Pengrowth acquired at a total cost of $9 million or an average cost of $0.96 per Monterey common share, the total transaction value is approximately $375 million.

Monterey holds 21 (19.0 net) operated sections at Groundbirch in northeast British Columbia, a highly prospective Montney focused resource asset.

To be implemented, the Arrangement must be approved by not less than 66⅔ percent of the votes cast by Monterey securityholders, present in person or by proxy, at the securityholders meeting called to approve the transaction.  In addition, the Arrangement will require the approval of a majority of the votes cast by Monterey securityholders, excluding votes cast which may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions ("MI 61-101").  Completion of the Arrangement will also be subject to the receipt of customary stock exchange, regulatory and court approvals, the absence of any material adverse change in Pengrowth or Monterey and a number of other matters customary in transactions of this nature.

Pengrowth has been advised that the Board of Directors of Monterey approved the Arrangement and the execution of the Arrangement Agreement and that the Board of Directors of Monterey has determined that the Arrangement is in the best interests of Monterey and the Monterey securityholders, and has, based upon, among other things, the opinion of Monterey's financial advisor, determined that the Arrangement is fair, from a financial point of view to Monterey shareholders and has resolved to recommend that Monterey securityholders vote in favour of the Arrangement.  Certain Monterey securityholders, including all officers, directors and key employees, who collectively beneficially own or exercise control and direction over approximately 17 percent of Monterey's fully diluted common shares, have agreed to vote in favour of the Arrangement.

It is expected that a meeting of Monterey securityholders will occur in mid-September 2010 to vote on the Arrangement with closing of the Arrangement to occur shortly thereafter. An information circular is expected to be mailed to securityholders of Monterey in mid-August 2010.  Provided that the closing date occurs on or before September 30, 2010, Monterey securityholders who elect to receive Pengrowth trust units and who continue to hold such Pengrowth trust units after closing will be entitled to receive the cash distribution payable by Pengrowth on October 15, 2010 to its unitholders of record on September 30, 2010.

The Arrangement Agreement provides that Monterey will pay Pengrowth Corp. a non-completion fee of $15 million in certain circumstances. There is no non-completion fee payable by Pengrowth Corp.. The Arrangement Agreement also provides for customary non-solicitation covenants, including that Monterey has the right to respond to superior proposals and that Pengrowth Corp. has the right to match any such proposal.

Registered holders of Monterey securities entitled to vote at the meeting of Monterey securityholders may exercise rights of dissent with respect to their Monterey securities.  Completion of the transaction is subject to the condition in favour of Pengrowth Corp. that holders of Monterey securities representing not more than five percent of the Monterey securities then outstanding shall have validly exercised, and not withdrawn, their dissent rights.

Related Party Transaction

The Arrangement constitutes a related party transaction for Pengrowth within the meaning of MI 61-101 as Monterey is a related party of Pengrowth as a result of the fact that Pengrowth currently holds 19.6% of the outstanding common shares of Monterey and the Chief Financial Officer of Pengrowth Corp. is a director of Monterey.

Mr. Christopher G. Webster, the Chief Financial Officer of Pengrowth, owns, or has control or direction over, a total of 82,000 common shares of Monterey.  In addition, one member of the Board of Directors of Pengrowth owns 5,600 common shares of Monterey.

The Arrangement was approved by the Board of Directors of Pengrowth Corp. on Friday, July 9, 2010. The member of the Board of Directors holding 5,600 common shares of Monterey did not participate in the vote to approve the Arrangement as a result of the conflict of interest presented by his ownership of common shares of Monterey.  In addition, Mr. James S. Kinnear, a member of the Board of Directors of Pengrowth Corp., voted against the approval of the Arrangement.

The Arrangement is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeds 25% of Pengrowth's market capitalization.

Forward Looking Statements:

This material change report contains forward-looking statements as to Monterey's, and in certain cases, Pengrowth's internal projections, expectations or beliefs relating to future events or future performance, including the estimated timing of closing, the receipt of required regulatory, shareholder, corporate and other approvals and the payment of distributions by Pengrowth.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions.  These statements represent the expectations or beliefs of management of each of Monterey and Pengrowth, as applicable, concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of Pengrowth and Monterey. The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of Pengrowth's oil and gas assets, including the assets to be acquired through Monterey, the closing of the Arrangement and on anticipated terms, the cost and competition for services throughout the oil and gas industry in 2010 and 2011, the results of exploration and development activities during 2010 and 2011, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management’s discussion and analysis and the annual information forms of both Monterey and Pengrowth, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Monterey and Pengrowth do not individually or jointly undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information contact Mr. Derek Evans, President and Chief Executive Officer, by telephone at (403) 233-0224.

9.	Date of Report:

July 21, 2010